TRANSMISSÃO
PAULISTA

RECEIVED

2005 SEP 28 P 2:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Data São Paulo, September 22, 2005

Ref.CT/F/04254/2005

05011547

SUPPL

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing, a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica held on September 12, 2005, regarding the Review of the Investment Program for 2005/2006 and Credit of Remuneratory Interest on Own Capital, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
SEP 30 2005
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

dlw 9/30

Rua Bela Cintra, 847
01415-903 - São Paulo - SP

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 133rd MEETING OF THE BOARD OF DIRECTORS

On September 12, 2005, at 9:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. Opening the meeting, the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, informed he has received a correspondence from the President and Chief Executive Officer of CTEEP, Mr. José Sidney Colombo Martini, informing that the process of choosing the representative of the employees in the Board of Directors was concluded, being reelected the Councilmember Mr. Fernando José Tenório Acosta, who shall perform the duties for the remaining term of office, that is, until the Ordinary Shareholders' Meeting to be held in 2008. The documents regarding the election process are filed in the Executive Secretariat of the Board of Directors. Continuing, the Councilmember Fernando José Tenório Acosta signed the respective Term of Inauguration. ... Following, the Chairman of the Board of Directors passed on to **item III** of the agenda, **"Review of the Investment Program for 2005/2006 and Credit of Remuneratory Interest on Own Capital"**, asking the Chief Financial Officer and Investors Relation Director, Mr. Cláudio Cintrão Forghieri, to submit the matter, what was made based on the Proposal to the Board of Directors, on the Executive Committee Resolution No. 1388/04/288, of 08/02/2005, and on the transparent sheets shown, that make part of the documents of the meeting. ... Following, the matter was submitted to voting, resulting unanimously **approved** the review of the expenditure limits of the Investment Program for 2005 and 2006, according to the following table, as well as the credit to the shareholders of remuneratory interest on own capital in the amount of R$ 95,000,000.00, corresponding to R$ 0.636366 per lot of a thousand shares, for book credit on 09/30/2005 and payment on 10/07/2005:

R$ million

	2005	2006	Total
INVESTMENTS	**373.1**	**725.0**	**1.098.1**
Modernization and Adequacy of the System without Additional Revenue	92.7	78.0	170.7
Basic Network and DITs with Additional Revenue	278.1	644.7	922.8
Other Investments	2.3	2.3	4.6

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz de Freitas Bueno, Luiz Tacca Júnior, Márcia Yajgunovitch Mafra, Miguel Carlos Fontoura da Silva Kozma, Norberto de Franco Medeiros, Rogério da Silva, Sílvio Aleixo and Valter Correia da Silva.

São Paulo, September 12, 2005

Mauro Guilherme Jardim Arce
Chairman of the Board of
Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board
of Directors